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Tae Kim 3



 In talking about Build-For-Rent, you might be thinking that you understand its concept, see the trend, and the benefit to investing in it.



WHAT IF YOU STILL DON'T WANT TO BE A LANDLORD AND DEAL WITH BROKEN TOILETS AND LEAKY ROOFS?
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5:17 / 14:08 • Fundrise Flagship Fund

But what if you still don't want to be a landlord and deal with broken toilets and leaky roofs?

WHAT IF YOU WANT EXPOSURE TO REAL ESTATE WITHOUT ALL THE HEADACHE? THEN WHAT?
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What if you want exposure to real estate without all the headache? Then what?



As I alluded to earlier, Built-For-Rent refers to the strategy of developing residential communities specifically for the rental market, rather than for sale. It's perfect for people who are looking to upgrade from an apartment into a larger space like a single family home, but don't want to buy. It provides greater affordability and flexibility and therefore has become the ideal housing option for many. In considering these trends, you can think like an investor.



That's why I've partnered with the Fundrise Flagship fund where you can gain access to various strategies such as Build-for-Rent.



These properties are spread out across the Sunbelt states where we've seen many people move to in recent years.


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Build-for-rent
Build-for-rent (BFR) is one of the fastest-growing asset classes in the world. BFR refers to the strategy of developing residential communities specifically for the rental market, rather than for sale. This trend caters to the massive demand for single-family rentals due to their unique combination of flexibility, affordability, and larger spaces.
4,700
Single-family homes
29
U.S. Markets
Multifamily apartments
With a boom in remote work and business-friendly local governments courting employers, more affordably-priced suburban apartment communities have generally experienced stable or growing demand. We've paid a lower price for these investments relative to their earnings, and expect a higher income yield in the near term, as well as the potential for greater appreciation over the long term to the extent
2,549
Residential units
8
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And the Flagship Fund aims to harness these powerful long-term macroeconomic drivers of the U.S. real estate market by aggressively expanding its $1+ billion private real estate portfolio and investing millions of dollars over the coming year.


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FLAGSHIP FUND
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So if you've been thinking about ways to diversify your wealth beyond stocks and gain greater exposure to real estate, you can check out the Fundrise Flagship Fund. Not only could exposure to real estate improve your long-term financial stability, Fundrise Flagship Fund does it in the most favorable way via diversification. And hearing everything I talked about so far, you might be thinking—that sounds like what wealthy people do.



Don't I need $1M to get started? Not at all. With a $10 minimum, their mission is to make investing accessible.



Carefully consider the investment objectives, risks, charges and expenses of Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing."
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The Flagship Fund makes it easy for investors of virtually every size to become investors in institutional-quality real estate in the time it would take to finish watching this YouTube video.. at the touch of a button. So make sure to use my special link I'll have in the description below and get started today. Alright with that said, let's get back to the video.



Tae Kim - Financial Tortoise
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► Checkout Fundrise Flagship Fund: https://fundrise.com/tae
► "Carefully consider the investment objectives, risks, charges and expenses of Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing."
#flagshipfundmarketing



